

DIVISION OF

CORPORATION FINANCE

Mail Stop 7010

Via U.S. Mail and Facsimile

February 10, 2009

Mr. Nikolay Lobachev
President and Chief Executive Officer
Royal Style Design, Inc.
2561 Forsythe Road, Unit D
Orlando, Florida 32807

> **Re:** **Royal Style Design, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed February 9, 2009**
> **File No. 000-53524**

Dear Mr. Lobachev:

We have completed our review of your Amendment No. 2 to Registration Statement on Form 10 and have no further comments at this time.

Sincerely,

Pamela Long
Assistant Director

cc: Mr. Dmitry Terikov *(via facsimile 407/553-0064)*
        Chief Operating Officer
        Royal Style Design, Inc.

cc: Michael Paige, Esq. (*via facsimile 202/457-1678*)
        Jackson & Campbell, P.C.
        One Lafayette Centre, 300 South Tower
        1120 20th Street, N.W.
        Washington, D.C. 20036